Exhibit 99.1

news release

Encana named to Dow Jones Sustainability World Index for fifth consecutive year

Calgary, Alberta (September 23, 2010) – One of the foremost global indexes measuring company performance in sustainability has for the fifth year named Encana Corporation (TSX, NYSE: ECA) as a leader in sustainability in the oil and gas sector.

“This is the fifth year in a row that we have been named to both the Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index,” said Bob Grant, Executive Vice-President, Corporate Development, EH&S and Reserves. “This recognition as a world leader in sustainability reflects the commitment our employees display every day as they strive to be at the forefront of building a sustainable, domestic energy future in North America through the responsible and efficient development of clean-burning natural gas. Our commitment to sustainability permeates every aspect of the way we do business.”

Encana was the only North American company named to the Oil and Gas Producers’ sector of the 2010 Dow Jones Sustainability World Index and one of only 12 companies named to the sector worldwide. The world index recognizes a select list of 318 companies globally in 57 sectors and 27 countries. Encana was also named as a “sustainability leader” in its sector.

The indexes are compiled by Sustainable Asset Management (SAM), an independent asset management company that is responsible for assessing and selecting companies to the Dow Jones Sustainability family of indexes which tracks the financial performance of leading sustainability-driven companies worldwide. The list of companies named to the indexes is based on an analysis of corporate economic, environmental and social criteria, including the evaluation of climate change strategies, energy consumption, human resources development, knowledge management, stakeholder relations and corporate governance.

For more information visit the Dow Jones Sustainability World Index at www.sustainability-indexes.com.

Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. A pure-play natural gas company, Encana applies advanced technology and operational innovation to reduce costs and maximize margins. The company believes North American natural gas is an abundant, affordable and reliable energy supply that can play a significantly expanded role in serving the continent’s growing energy needs while enhancing environmental performance and generating economic growth. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Encana Corporate Communications
Media contact:
Carol Howes
Advisor, Media Relations
(403) 645-4799

Encana Corporation

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